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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Investment Counsel

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove	WI	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Peterson 262-388-0902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting & Professional Services
(Name – *if individual, state last, first, middle name*)

201 North Main Street	Thiensville	WI	53092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sharon A Rose exp 7-24-2020

Notary Public


SHARON A. ROSE
NOTARY
PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting and Professional Services, LLC
201 North Main Street
Thiensville, WI 53092

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have audited the accompanying statement of financial condition of Liberty Investment Counsel, Ltd. as of June 30, 2017, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Liberty Investment Counsel, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Liberty Investment Counsel, Ltd.'s financial statements. The supplemental information is the responsibility of Liberty Investment Counsel, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Jendrach Accounting & Professional Services, LLC
Thiensville, Wisconsin
August 24, 2017

Liberty Investment Counsel, Ltd.
Statement of Financial Condition
As of June 30, 2017

<u>Assets</u>		
Current Assets		
Cash	$	12,595
Commissions Receivable		400
Prepaid Expenses		1,091
Refundable Income Taxes		120
Total Current Asset		14,206
Other Assets		
Deferred Tax Assets		1,739
Total Assets	$	15,945
<u>Liabilities and Stockholder's Equity</u>		
Current Liabilities		
Accounts Payable	$	4,750
Commissions Payable		1,302
Total Current Liabilities		6,052
Stockholders Equity		
Common Stock		12,000
Treasury Stock		(6,000)
Retained Earnings		3,893
Total Stockholder's Equity		9,893
Total Liabilities and Stockholder's Equity	$	15,945

Liberty Investment Counsel, Ltd.
Statement of Operations
Fiscal Year Ended June 30, 2017

Revenue		
Commissions	$	23,730
Expenses		
Accounting		4,000
Commissions to brokers		16,802
Registration and license fees		2,140
Other expenses		585
Net Income	$	203

Liberty Investment Counsel, Ltd.
Statement of Changes In Stockholder's Equity
Fiscal Year Ended June 30, 2017

	Common Stock	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2016	$ 12,000	$ 3,690	$ (6,000)	$ 9,690
Net Income	-	203	-	203
Balance, June 30, 2017	$ 12,000	$ 3,893	$ (6,000)	$ 9,893

Liberty Investment Counsel, Ltd.
Statement of Changes In Stockholder's Equity
Fiscal Year Ended June 30, 2017

Cash Flow From Operating Activities		
Net Income	$	203
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in Operating Assets and Liabilities:		
Commissions Receivable		100
Accounts Payable		(375)
Commissions Payable		1,252
Net Cash Used in Operating Activities		1,180
Net Decrease In Cash		1,180
Cash - Beginning of Year		11,415
Cash - End of Year	$	12,595

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
Year Ended June 30, 2017

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Liberty Investment Counsel, Ltd. (the Company) is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Activity

The Company was incorporated in the state of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA". The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Bad Debts

The Company uses the direct write off method to account for bad debts. As such, they are expense when determined to be bad. There were no accounts written off during the year ended June 30, 2017.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for operating losses that are available to offset future taxable income.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. This guidance prescribes a recognition threshold and management attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of June 30, 2017, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statement.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2014. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2013.

Note 2 – Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2017, the Company's net capital and required net capital were $6,543 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.92 to 1.

Note 3 – Common Stock

As of June 30, 2017, common stock consisted of 3,000 authorized, 3,000 issues and outstanding no par value shares.

Note 4 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2017. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 – Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 – Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2017 that will expire over the following years:

Year Ending June 30	Amount
2028	$ 103
2029	1,048
2031	162
2032	294
2033	688
2034	80
2035	850
TOTAL	$ 3,225

The Company has a deferred tax asset of approximately $1,739 due to these net operating loss carryforwards.

Note 7 – Related Parties

During the year, the owner of the Company earned $23,730 in commissions. The commission payable at June 30, 2017 included $50 of commission due to the owner of the Company.

Note 8 – Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2017 through August 24, 2017, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
Year Ended June 30, 2017

Net Capital Computation	
Stockholder's Equity at Year End	$ 9,893
Deductions:	
Nonallowable Assets:	
Commissions Receivable	400
Other Assets	1,739
Prepaid Expenses	1,091
Refundable Income Taxes	120
Net Capital	$ 6,543
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 403
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,000
Computation of Aggregate Indevtedness	
Total Liabilities	$ 6,052
Aggregate Indebtesness to Net Capital	$ 6,052
Ratio of Aggregate Indebtedness to Net Capital	0.92

Jendrach Accounting And Professional Services, LLC
201 North Main Street
Thiensville, WI 53092

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have reviewed management's statements, included in the accompanying Liberty Investment Counsel, Ltd., in which Liberty Investment Counsel, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Investment Counsel, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and Liberty Investment Counsel, Ltd. stated that Liberty Investment Counsel, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Investment Counsel, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Investment Counsel, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Jendrach Accounting & Professional Services, LLC
August 24, 2017
Thiensville, Wisconsin

LIBERTY INVESTMENT COUNSEL, LTD.
Member S.I.P.C. & FINRA
700 Pilgrim Parkway
Suite 300
Elm Grove, WI 53129
262-388-0902
lic@wi.rr.com

Rule 15c3-3 Exemption Report

Liberty Investment Counsel, Ltd. (LIC) is exempt from compliance reporting under SEC Rule 15c3-3 since it meets the provision set forth in paragraph (k)section(2)(i) : Special Account for the Exclusive Benefit of customers maintained. This account (#00-255-587) is at Tri-City National Bank. It has never been used since Liberty does not accept client investment checks. Those checks are made payable directly to the mutual fund to be invested in, or insurance company – in the case of variable annuities. There have been no exceptions to this policy during the past fiscal year - 7/1/16- 6/30/17.



Richard Peterson
President